Exhibit 11.1

Computation of Earnings Per Share

          The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2006 and 2005:

	2006	2005

Common and common equivalent shares outstanding:
Historical common equivalent	12,378,657	9,860,800
Weighted average common shares issued during period	4,988,940	1,199,804

Weighted average common shares outstanding – basic and diluted	17,367,597	11,060,604

Net Loss	$1,829,202	$1,794,466

Net loss per basic and diluted share	$(0.11)	$(0.16)

          Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

          Warrants to purchase 9,276,998 and 937,334 common shares as of December 31, 2006 and 2005, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company’s net losses.